Pricing supplement no. 1617
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 39-A-VI dated February 22, 2010

Registration Statement No. 333-155535
Dated September 19, 2011
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments	**$2,830,000** **Buffered Equity Notes Linked to the S&P 500® Index due September 28, 2012**

General

- The notes are designed for investors who seek a return of one times the appreciation of the S&P 500® Index (the "Index"), **without upside return enhancement,** up to a maximum total return on the notes of 12.75% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 20%, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing September 28, 2012†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on September 19, 2011 and are expected to settle on or about September 22, 2011.

Key Terms

Index:	The S&P 500® Index ("SPX")
Upside Leverage Factor:	One (1). **There is no upside return enhancement.**
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return, subject to a Maximum Total Return on the notes of 12.75%. For example, if the Index Return is equal to or greater than 12.75%, you will receive the Maximum Total Return on the notes of 12.75%, which entitles you to a maximum payment at maturity of $1,127.50 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return: $1,000 + ($1,000 x Index Return) If the Ending Index Level is equal to or less than the Initial Index Level by up to 20%, you will receive the principal amount of your notes at maturity. If the Ending Index Level is less than the Initial Index Level by more than 20%, you will lose 1.25% of the principal amount of your notes for every 1% that the Index declines beyond 20% and your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 x (Index Return + 20%) x 1.25] *You will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level by more than 20%.*
Buffer Amount:	20%
Downside Leverage Factor:	1.25
Index Return:	$\dfrac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	The Index closing level on the pricing date, which was 1204.09.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	September 25, 2012†
Maturity Date:	September 28, 2012†
CUSIP:	48125X2M7

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-A-VI.

Investing in the Buffered Equity Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 39-A-VI and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 39-A-VI or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$11.68	$988.32
Total	$2,830,000	$33,054.40	$2,796,945.60

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $11.68 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $0.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other dealers, for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-174 of the accompanying product supplement no. 39-A-VI.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

September 19, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-VI dated February 22, 2010. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-A-VI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-A-VI dated February 22, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000670/e37841_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **UNLEVERAGED, CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to earn an unleveraged return equal to the appreciation of the Index, as measured by the Index Return, without upside return enhancement, up to the Maximum Total Return on the notes of 12.75% for a maximum payment at maturity of $1,127.50 for every $1,000 principal amount note. Because the notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED BUFFER AGAINST LOSS** — We will pay you your principal back at maturity if the Ending Index Level is not less than the Initial Index Level by more than 20%. If the Ending Index Level declines by more than 20%, as compared to the Initial Index Level, for every 1% decline of the Index beyond 20%, you will lose an amount equal to 1.25% of the principal amount of your notes. Accordingly, you could lose some or all of your investment at maturity.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 39-A-VI.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-VI. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions". Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated as "contingent payment debt instruments."

  Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled "Capital Gains Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income

Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-A-VI dated February 22, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee the full return of the principal amount of your notes. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed on a leveraged basis to loss if the Ending Index Level is less than the Initial Index Level, by more than the 20% buffer. Accordingly, you could lose some or all of your investment at maturity.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Total Return on the notes of 12.75%, regardless of the appreciation in the Index, which may be significant.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX —** We are currently one of the companies that make up the Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return and Payment on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and examples illustrate the hypothetical total return at maturity and hypothetical payment at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and hypothetical payments at maturity set forth below assume an Initial Index Level of 1204 (which is not the actual Initial Index Level applicable to the notes) and reflect the Maximum Total Return of 12.75% and the Buffer Amount of 20%. The hypothetical total returns and hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples on the following page have been rounded for ease of analysis. These hypothetical returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown below would likely be lower.

Ending Index Level	Index Return	Total Return on Notes	Payment at Maturity
2167.20	80.00%	12.75%	$1,127.50
1986.60	65.00%	12.75%	$1,127.50
1806.00	50.00%	12.75%	$1,127.50
1685.60	40.00%	12.75%	$1,127.50
1565.20	30.00%	12.75%	$1,127.50
1444.80	20.00%	12.75%	$1,127.50
1384.60	15.00%	12.75%	$1,127.50
1348.48	12.00%	12.00%	$1,120.00
1324.40	10.00%	10.00%	$1,100.00
1264.20	5.00%	5.00%	$1,050.00
1216.04	1.00%	1.00%	$1,010.00
1204.00	**0.00%**	**0.00%**	**$1,000**
1143.80	-5.00%	**0.00%**	**$1,000**
1083.60	-10.00%	**0.00%**	**$1,000**
1023.40	-15.00%	**0.00%**	**$1,000**
842.80	-30.00%	-12.50%	$875.00
722.40	-40.00%	-25.00%	$750.00
602.00	-50.00%	-37.50%	$625.00
481.60	-60.00%	-50.00%	$500.00
361.20	-70.00%	-62.50%	$375.00
240.80	-80.00%	-75.00%	$250.00
120.40	-90.00%	-87.50%	$125.00
0	-100.00%	-100.00%	$0.00

Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1204 to an Ending Index Level of 1264.20. Because the Ending Index Level of 1264.20 is greater than the Initial Index Level of 1204 and the Index Return of 5% does not exceed the Maximum Total Return of 12.75%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\%) = \$1,050$$

Example 2: The level of the Index decreases from the Initial Index Level of 1204 to an Ending Index Level of 1143.80. Although the Index Return is negative, because the Ending Index Level of 1143.80 is less than the Initial Index Level of 1204 by not more than the Buffer Amount of 20%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 1204 to an Ending Index Level of 1444.80. Because the Ending Index Level of 1444.80 is greater than the Initial Index Level of 1204 and the Index Return of 20% exceeds the Maximum Total Return of 12.75%, the investor receives a payment at maturity of $1,127.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 1204 to an Ending Index Level of 842.80. Because the Index Return is negative and the Ending Index Level of 842.80 is less than the Initial Index Level of 1204 by more than the Buffer Amount of 20%, the investor receives a payment at maturity of $875.00 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 20\%) \times 1.25] = \$875.00$$

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 6, 2006 through September 16, 2011. The Index closing level on September 19, 2011 was 1204.09. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Historical Performance of the S&P 500® Index

Source: Bloomberg

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to Federal law, New York law and the Delaware General Corporation Law. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 29, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by the Company on April 29, 2011.